# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MarineMax, Inc., CIK 0001057060
CUSIP: 567908108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: PPF a.s. Evropska 2690/17, P.O. Box 177, Praha 6, Czech Republic (2N), 160 41
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0001788137
Persons authorized to receive notices and communications: Scott Levi, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020-1095, 212 819 8320

## Reporting persons
- Renata Kellnerova (CIK 0001952063): type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,790,680; sole dispositive power 0; shared dispositive power 1,790,680; aggregate amount beneficially owned 1,790,680 (8.1% of the class)
- AMALAR HOLDING s.r.o.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,790,680; sole dispositive power 0; shared dispositive power 1,790,680; aggregate amount beneficially owned 1,790,680 (8.1% of the class)
- PPF Group a.s. (CIK 0001788137): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,790,680; sole dispositive power 0; shared dispositive power 1,790,680; aggregate amount beneficially owned 1,790,680 (8.1% of the class)
- Vox Ventures B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,790,680; sole dispositive power 0; shared dispositive power 1,790,680; aggregate amount beneficially owned 1,790,680 (8.1% of the class)
- Matsuba Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 1,790,680; sole dispositive power 0; shared dispositive power 1,790,680; aggregate amount beneficially owned 1,790,680 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MarineMax, Inc.
Address of issuer's principal executive offices: PPF a.s. Evropska 2690/17, P.O. Box 177, Praha 6, Czech Republic (2N), 160 41

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): Renata Kellnerova, a citizen of the Czech Republic; AMALAR HOLDING s.r.o., a limited liability company organized under the laws of the Czech Republic ("Amalar"); PPF Group a.s., a joint stock company organized under the laws of the Czech Republic ("PPF Group"), which is the successor by cross-border conversion to PPF Group N.V., a public limited liability company formerly organized under the laws of the Netherlands; Vox Ventures B.V., a private limited liability company organized under the laws of the Netherlands ("Vox Ventures"); and Matsuba Limited, a company organized under the laws of Cyprus ("Matsuba"). Matsuba is the sole shareholder of record of the shares of Common Stock reported herein. Matsuba is a wholly-owned subsidiary of Vox Ventures. Vox Ventures is a wholly-owned subsidiary of PPF Group. Amalar is the majority shareholder of PPF Group. Mrs. Kellnerova, in her capacity as the majority owner of Amalar, has the ability to indirectly control the decisions of Amalar regarding the vote and disposition of securities held by Amalar, and as such may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by Matsuba.

Information regarding each director and officer of Matsuba Limited (collectively, the "Covered Persons") is set forth in the attached Annex A and incorporated by reference.

The Reporting Persons have entered into a Joint Filing Agreement dated August 27, 2026, pursuant to Rule 13d-1(k) under the Act, a copy of which is attached hereto as Exhibit 7.1.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

The principal business address of Mrs. Kellnerova is c/o PPF Group a.s., Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of Amalar is Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of PPF Group is Evropska 2690/17, 160 41 Prague 6, Czech Republic. The address of the principal office of Vox Ventures is Zuidplein 168, 1077XV Amsterdam, Netherlands. The address of the principal office of Matsuba is Stasinou 6, The White Walls, Office 601, 1060 Nicosia, Cyprus. See Item 2(a) above for information regarding the Covered Persons.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Mrs. Kellnerova's principal occupation is her position as majority owner of Amalar. The principal business of Amalar is to act as a holding company for certain investments of Mrs. Kellnerova and her daughters. The principal business of PPF Group is investment in multiple market segments such as financial services, telecommunications, media, real estate, marine leisure, e-commerce, mobility and mechanical engineering and biotechnology in Europe, the United States and across Asia. The principal business of Vox Ventures is to act as a holding company for certain investments of PPF Group. The principal business of Matsuba is to act as a holding company. See Item 2(a) above for information regarding the Covered Persons.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated by replacing it with the following:

See Item 2(a) above and the cover pages of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The shares of Common Stock reported herein were transferred by PPF IM Ltd. to Matsuba Limited by way of an intercompany transfer among affiliated entities under common ultimate ownership and control as part of an internal reorganization of the PPF group of companies. The internal reorganization was completed on August 7, 2026. The shares were transferred internally at a price equal to the trading price of the Common Stock on the applicable date of transfer, using the working capital of Matsuba Limited. Otherwise, no funds were expended by Matsuba, Vox Ventures or PPF Group in connection with the acquisition of beneficial ownership of the shares of Common Stock reported herein as a result of such transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The transactions described in this Amendment No. 4 were undertaken solely to effect an internal reorganization of the PPF group of companies. Such transactions did not involve any change in the ultimate beneficial ownership of, or the ultimate voting or dispositive power over, the shares of Common Stock reported herein, and were not undertaken with any purpose of, or with the effect of, changing or influencing control of the Issuer. Other than as described herein, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

As of the date of this Amendment No. 4, Matsuba Limited is the owner of record of 1,790,680 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock (based on 22,086,746 shares outstanding as of July 20, 2026, as reported on the Issuer's quarterly report on Form 10-Q filed July 23, 2026). Each Reporting Person, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own such shares, and each disclaims beneficial ownership except to the extent of its respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

For information on the Reporting Persons' powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Except for the intercompany transfer of the shares of Common Stock from PPF IM Ltd. to Matsuba Limited described in Item 2 and Item 3 above, there have been no transactions by the Reporting Persons in the Common Stock effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to replace Exhibit 7.1 and to add Exhibits 7.6 and 7.7 as follows:

Exhibit 7.1 -- Amended and Restated Joint Filing Agreement.
Exhibit 7.6 -- Power of Attorney of Vox Ventures B.V.
Exhibit 7.7 -- Power of Attorney of Matsuba Limited.

## Signatures
- Renata Kellnerova: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/27/2026)
- AMALAR HOLDING s.r.o.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/27/2026)
- PPF Group a.s.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/27/2026)
- Vox Ventures B.V.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/27/2026)
- Matsuba Limited: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/27/2026)